UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 24, 2022

(Date of earliest event reported)

California Tequila, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
(State or other incorporation)	(I.R.S. Employer Identification No.)

30012 Aventura Suite A

Rancho Santa Margarita, CA 92688

(Full mailing address of principal executive offices)

310-427-9779

(Issuer’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events.

On February 24, 2022, California Tequila, Inc. (the “Company”) entered into a term sheet relating to ongoing discussions regarding a proposed transaction with a third party. Pursuant to that term sheet the Company was obligated to shut down and cease any crowdfunding and/or other fundraising efforts for the duration of the 90-day exclusivity period under which it may negotiate a definitive agreement.

Offering Termination Date

On February 24, 2022 the Company terminated its offering of Class B Non-Voting Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after February 24, 2022 (the “Termination Date”). The Company will return all funds held in escrow by its escrow agent as of February 24, 2022 and will cancel all subscriptions still in process.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Tequila, Inc.

By:	/s/ Richard Gamarra
Name:	Richard Gamarra
Title:	Chief Executive Officer

Date:	February 24, 2022